MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual and Special Meeting of the Company held May 1, 2014 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting..
The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Joseph P. Caron	916,627,836	96.76%	30,647,559	3.24%
John M. Cassaday	880,533,988	92.95%	66,739,788	7.05%
Susan F. Dabarno	942,693,406	99.52%	4,584,323	0.48%
Richard B. DeWolfe	932,194,533	98.41%	15,086,116	1.59%
Sheila S. Fraser	941,911,523	99.43%	5,373,463	0.57%
Donald A. Guloien	941,849,285	99.43%	5,431,292	0.57%
Scott M. Hand	841,343,793	88.82%	105,938,695	11.18%
Luther S. Helms	931,790,918	98.36%	15,492,325	1.64%
Tsun-yan Hsieh	906,421,796	95.69%	40,858,281	4.31%
Donald R. Lindsay	940,887,792	99.32%	6,395,958	0.68%
John R. V. Palmer	934,607,771	98.66%	12,673,026	1.34%
C. James Prieur	942,323,207	99.48%	4,961,795	0.52%
Andrea S. Rosen	942,129,402	99.46%	5,155,449	0.54%
Lesley D. Webster	916,119,186	96.71%	31,161,100	3.29%

2.	Appointment of Auditor

   A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next
   Annual Meeting.  Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
978,583,118	99.19%	8,017,788	0.81%

3.	The special resolution confirming an amendment to By-Law No. 1 of the Company establishing the maximum annual aggregate remuneration payable to the Board of Directors in United States dollars

A ballot was conducted for the special resolution confirming an amendment to By-Law No. 1 of the Company establishing the maximum annual aggregate remuneration payable to the Board of Directors in United States dollars.  The special resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
929,602,350	98.14%	17,657,854	1.86%

4.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation.  The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
847,418,591	89.46%	99,859,686	10.54%